Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lumeova, Inc.
3801 Lake Boone Trl Ste. 440
Raleigh, NC 27607-2970
https://lumeova.com/

Up to $1,234,999.61 in Common Stock at $1.69
Minimum Target Amount: $14,998.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Lumeova, Inc.
Address: 3801 Lake Boone Trl Ste. 440, Raleigh, NC 27607-2970
State of Incorporation: DE
Date Incorporated: December 06, 2016

Terms:

Equity

Offering Minimum: $14,998.75 | 8,875 shares of Common Stock
Offering Maximum: $1,234,999.61 | 730,769 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.69
Minimum Investment Amount (per investor): $498.55

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy and Power. Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, in the CEO's absolute, sole and binding discretion, (i) vote all Securities at every annual, special, continued or adjourned meeting of the stockholders of the Company, (ii) express consent or dissent with respect to Company action in writing without a meeting, (iii) give and receive notices and communications, (iv) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (v) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing, and (vi) execute on behalf of Subscriber any customary agreements requested or required of owners of Securities by investors in future financing transactions of the Company. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. If for any reason the proxy and power granted pursuant to this Section shall be determined invalid or unenforceable or if such proxy and power is not exercised with respect to any or all of the Securities owned by the Subscriber, the Subscriber agrees, with respect to the Securities: (a) to vote all the Securities not covered by such proxy and power on all matters as to which the Securities is entitled to vote at a meeting of the stockholders of the Company; and (b) to express consent or dissent to Company action in writing without a meeting on the Securities not covered by such proxy and power, in either case, in the manner as shall be determined in the CEO's absolute, sole and binding discretion. Subscriber agrees to refrain from taking any action in contravention of all of the foregoing provisions of this Section. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, this Voting Proxy and Power will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As you are part of our friends and family network, you are eligible for a 10% bonus in shares.

Reservation Bonus

As you reserved shares in Lumeova, you are eligible for 10% additional bonus shares.

Early Bird Perks

Early Bird Perk 1

For investments of $2,500+ within the first 2 weeks of the launch, investors receive a 10% bonus in shares.

Early Bird Perk 2

For investments of $5,000+ within the first 2 weeks of the launch, investors receive a 15% bonus in shares.

Early Bird Perk 3

For investments of $10,000+ within the first 2 weeks of the launch, investors receive a 20% bonus in shares.

Early Bird Perk 4

For investments of $25,000+ within the first 2 weeks of the launch, investors receive a 25% bonus in shares.

Early Bird Perk 5

For investments of $50,000+ within the first 2 weeks of the launch, investors receive a 30% bonus in shares.

<u>Mid-Campaign Perks</u>

Mid-Campaign Perk 1

For investments of $5,000+ between days 45-50 of the campaign, investors will receive 10% bonus in shares.

Mid-Campaign Perk 2

For investments of $10,000+ between days 45-50 of the campaign, investors will receive a 15% bonus in shares.

<u>Amount-Based Perks</u>

Tier 1 | $5,000+

Invest $5,000+ and receive 5% bonus shares.

Tier 2 | $10,000+

Invest $10,000+ and receive 10% bonus shares.

Tier 3 | $25,000+

Invest $25,000+ and receive 15% bonus shares.

Tier 4 | $50,000+

Invest $50,000+ and receive 20% bonus shares.

Tier 5 | $150,000+

Invest $150,000+ and receive 25% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club</u>

Lumeova, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.69 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $169. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, Loyalty Bonus, and Reservation Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Lumeova, Inc. ("LUMEOVA," "Lumeova" or the "Company") was originally incorporated as a North Carolina Limited Liability

Corporation on 05/16/2014, Lumeova, LLC. Lumeova, LLC converted to a Delaware Corporation, Lumeova, Inc. on 12/6/2016.

LUMEOVA, Inc is a B2B, fabless semiconductor company developing ultra-fast, wireless communication modules (WiRays®) for the consumer electronics and telecommunication infrastructure markets. LUMEOVA's anticipated customers can be electronic manufacturers for smart TVs, virtual reality gear, video streaming dongles and boxes, gaming consoles, mobile devices such as notebook computers, tablets and mobile phones, professional cameras, wireless routers and accesspoint, 5G/6G microcell infrastructure or Artificial Intelligence computers. We anticipate WiRays® to work side-by-side with WiFi and 5G/6G products and offer much faster and more secure connectivity for indoor applications. Any device that has WiFi feature inside, can potentially have WiRays® connectivity as well in the future.

At LUMEOVA, we're seeking to rewrite the rules of wireless connectivity by tapping into the vast optical spectrum (300,000 GHz bandwidth!). We're challenging traditional thinking by developing powerful optical transceiver technology (WiRays®) that can enable ultra-fast wireless communication. With patented products and innovative tech, we're aiming to offer fiber optic speeds without the fiber, potentially opening doors to new use cases and revolutionizing communication paradigms. Led by a team of industry-leading experts, WiRays® is being developed for high-volume, low-power mobile devices.

Our anticipated business model is to work with tier-1 ecosystem partners and focus on selling our high-tech products to established electronics OEM companies, which we believe could ensure widespread adoption across multiple market segments. We aim to bring our products to market and generate revenue in the next 12-24 months by enabling fiber optic speeds without the fiber, potentially revolutionizing modern connectivity.

LUMEOVA also has a consulting business which has generated revenue by offering high speed integrated circuits (IC) design services to a global semiconductor foundry.

Summary of LUMEOVA IP Porfolio

LUMEOVA has a portfolio of 20 US and European patents that have been issued or allowed and registered US and international trademarks for WiRays® as well as US trademark for LUMEOVA®.

Competitors and Industry

LUMEOVA plans to capitalize on the market growth of several sectors like AI processing communication, mobile connectivity including notebook computers, tablets, smart phones, Smart TVs, Virtual Reality (VR) gear, gaming consoles, and 5G/6G infrastructure. LUMEOVA's anticipate customers are electronic OEMs that manufacture equipment for the targetted market sectors. With the projected AI chipset market expected to reach $260 billion, the projected Smart TV market expected to reach $307 billion, and the AR and VR headset market expected to reach $142.5 billion, we believe the opportunities for our anticipate customers are immense. We project the Total Available Market (TAM) for LUMEOVA products to be in excess of $2B. Currently, the dominant high-speed, wireless communication technologies are WiFi and 5G. While both of these technologies have a roadmap for higher speed services in the future, their performance is primarily limited by the available radio spectrum which is limited to a few GHz of bandwidth due to the propagation limitations of radio waves in air. LUMEOVA products utilize the optical portion of the spectrum which provide vast amount of usable bandwidth (over 300,000 GHz from infra-red to ultraviolet) for potential communication applications. While WiFi products and semiconductor manufacturers can be viewed as competitors to us, LUMEOVA's WiRays products are being designed to complement 5G and WiFi solutions. 5G products offer the largest coverage area at hundreds of Mega-bits-per-second data rates. WiFi offers smaller, in-building coverage at 10X the speed of 5G. WiRays products have the potential of 10X faster speeds than WiFi for in-door applications.

Other companies that pursure optical spectra for mobile, wireless communication such as PureLiFi, follow the LiFi technology which utilize LED light bulbs for communication. This technology is inherently slower than WiRays(R) since LED light bulbs are very slow and were never designed for communication purposes. As a result, LiFi solutions operate at speeds (a few Gbps) that are slower, or at best similar to WiFi while WiRays offers 10X speed advantage compared to WiFi. LUMEOVA has a roadmap for WiRays(R) which can potentially reach 1000 Gbps or 1 Tbps (Terabits per second)!

Current Stage and Roadmap

Our existing traction has been fueled by a combination of government grants and revenue from our semiconductor consulting business, generating over $8 million since 2017. With our anticipated cutting-edge products expected to launch by 2025 and a commitment to high-volume commercial production, we believe that LUMEOVA is on the brink of disrupting the industry.

LUMEOVA is currently in the late development stage of WiRays(R) module products. We are working to complete development of the first generation modules including testing, reliability assessment and qualification, pre-production test and production readiness in 2025.
These tasks involve higher volume builds and testing at our manufacturing and test partners facilities. They also require additional capital as part of the proceeds from this round.

We also plan to develop customer reference designs by working with our potential customers and eco-system partners to

enable successful design in of our WiRays(R) modules into our potential customer products. We anticipate completing development and launch to market of our first-generation modules in 2025. We also plan to have reference designs available to our customers and secure design-ins in 2025.

Parts of the proceeds from this round are also planned for expansion of our team in R&D, operations, marketing and sales.

The Team

Officers and Directors

Name: Mohammad A. Khatibzadeh

Mohammad A. Khatibzadeh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of Board, Chief Executive Officer
  Dates of Service: May, 2014 - Present
  Responsibilities: Dr. M. Ali Khatibzadeh is the Founder and CEO of LUMEOVA. Dr. M Ali Khatibzadeh currently receives salary compensation of $330,750 per year for this role. In addition to the Chairman and CEO roles, Dr. M Ali Khatibzadeh will be providing Form C sign-off as the Company's Principal Accounting Officer.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never

happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational WiRays(R) product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our photonics modules. Delays or cost overruns in the development of our WiRays(R) photonics modules and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
LUMEOVA, Inc was formed on December 13, 2016 from conversion of LUMEOVA, LLC which was formed on May 16, 2014 . Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LUMEOVA, Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no product revenue. If you are investing in our company, it's because you think that Company products including WiRays(R) & photonics products is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit from the sale of products and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or

established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company currently owns two trademarks, 20 patents, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Exposure to Radio Waves
As with other types of wireless communication products, the Company's products utilize radio energy in the optical spectrum for communication purposes. While the Company makes efforts to make its products safe, exposure to high intensity radio waves due to improper use or implementation by its customers or consumers can cause harm to customers and result in liability for the manufacturer or provider.

Market Conditions
The market for Company's products and services can be negatively impacted by factors not controlled by the Company including but not limited to global geo-political factors, pandemics, overall economic and market conditions.

The CEO of Lumeova, Mohammad-Ali Khatibzadeh, served as CEO of a prior company that underwent bankruptcy proceedings.
Mohammad-Ali Khatibzadeh previously served as CEO of a company, TranSwitch Corporation, that underwent bankruptcy proceedings in 2013. Mr. Khatibzadeh was hired in December 2009 as TranSwitch's CEO to turn the company around. At the time of joining at which time, TranSwitch was already experiencing financial strains due to its fast declining revenue from legacy telecommunication infrastructure products and low cash levels. Despite raising capital and executing substantial

reduction in operating expenses during 2010-2013, the company had to file for bankruptcy in 2013. Mr. Khatibzadeh was owed unpaid salary and benefits compensation as a result of the bankruptcy filing. Please review and evaluate every investment opportunity carefully prior to making an investment decision.

Custom Risk Factors for LUMEOVA
Please see attached document for Custom Risk Factors

Inter-Operability Risk
The Company envisions its WiRays(R) products to work with WiFi and 5G/6G products in the future. This requires collaboration with third-party companies and standardization bodies for successful outcome. While the Company will make efforts towards this end, such third-party companies and standardization bodies may or may not collaborate with the Company and there is no guarantee of a successful outcome.

Geo-Political and Other Global Risk Factors
The market for Company's products and services can be negatively impacted by factors not controlled by the Company including but not limited to global geo-political factors, pandemics, overall economic and market conditions.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mohammad A. Khatibzadeh	16,000,000	Common Stock	90.1%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 730,769 of Common Stock.

Common Stock

The amount of security authorized is 24,770,346 with a total of 17,777,760 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy and Power. Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, in the CEO's absolute, sole and binding discretion, (i) vote all Securities at every annual, special, continued or adjourned meeting of the stockholders of the Company, (ii) express consent or dissent with respect to Company action in writing without a meeting, (iii) give and receive notices and communications, (iv) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (v) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing, and (vi) execute on behalf of Subscriber any customary agreements requested or required of owners of Securities by investors in future financing transactions of the Company. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. If for any reason the proxy and power granted pursuant to this Section shall be determined invalid or unenforceable or if such proxy and power is not exercised with respect to any or all of the Securities owned by the Subscriber, the Subscriber agrees, with respect to the Securities: (a) to vote all the Securities not covered by such proxy and power on all matters as to which the Securities is entitled to vote at a meeting of the stockholders of the Company; and (b) to express consent or dissent to Company action in writing without a meeting on the Securities not covered by such proxy and power, in either case, in the manner as shall be determined in the CEO's absolute, sole and binding discretion. Subscriber agrees to refrain from taking any action in contravention of all of the foregoing provisions of this Section. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, this Voting Proxy and Power will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 1,760,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 17,760 shares to be issued pursuant to stock options, reserved but unissued.

*In order to (i) accommodate in-process new additions to the Company's Board of Advisors and (ii) incentivize planned new hires in the Company's operating plans, the Company has expanded its total option pool by 2,251,850 (the "Option Pool Expansion Shares") to 4,029,610, which now includes 2,269,610 shares to be issued pursuant to stock options, reserved but unissued. The 2,251,850 newly reserved options are not factored into the total amount outstanding and the fully diluted share count.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $1,973,005 compared to $813,177 in fiscal year 2023.

The decline in revenue was due to a decrease in consulting engineering services and an increase in internal research and development (IR&D) of photonics products.

Cost of sales

Cost of Sales for fiscal year 2022 was $836,175 compared to $452,080 in fiscal year 2023.

The decrease in Cost of Sales was due to a reduction in consulting services payroll driven by a reduction in consulting services demand in 2023 relative to 2022.

Gross margins

Gross margins for fiscal year 2022 were $1,136,831 compared to $361,097 in fiscal year 2023.

The reduction in Gross Margin in 2023 was due to a reduction in consulting services demand and revenue relative to 2022.

Expenses

Expenses for fiscal year 2022 were $470,417 compared to $570,269 in fiscal year 2023.

The increase in Total Operating Expenses in 2023 was due to a significant increase in federal income tax payment in 2023 relative to 2022. This increase was caused by changes in IRS accounting rules for IR&D tax credits which took effect with 2022 income tax filing and payment in 2023.

Historical results and cash flows:

The Company is currently in the research and development transitioning to the commercialization stage and pre-product-revenue stage. The Company has generated revenue from grants and consulting services in prior years. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company is focusing on new product development to enable future product revenue streams. Past cash was primarily generated through revenues from consulting & contracting services, government grants, and university grants. Our goal is to launch new photonics products to market and generate growth from the sale of new products. The Company plans to apply for government grants to support research and development of its new products. There are no guarantees that the Company will receive any funding from such grant applications. The Company may also continue its consulting and contracting services to generate cash required for continued development, operation, sales, and marketing of its new products as well as to invest in its intellectual property assets.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 22nd, 2024, the Company has capital resources available in the form of a line of credit for up to $38,000 from Wells Fargo Bank, NA, and $35,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support development and launch to market of new products. The Company plans to continue its consulting services business to generate additional revenue stream. The Company has also applied for a government grant to fund research and development and may apply for additional grants which align with its core technology and product development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the development of the Company's new products and the viability of the Company. Of the total funds that our Company has, 97% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, the raise will be sufficient to cover the cost of the capital raise. Under this scenario, the Company will scale its operating expenses, rely on continuation of consulting services revenue and the award(s) of any government grants that it has applied for. The Company will also apply for additional government grants and will seek additional consulting revenue projects until it has the opportunity to raise additional capital for its new products development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will accelerate its new product development and launch to market and be able to operate for 12 months This is based on a projected monthly burn rate of $102,916 for monthly expenses related to $72,000 per month payroll & benefits, 15,000 per month for R&D design software licenses and $15,916 per month for R&D material, IT and facilities related expenses. This estimation is also based on the assumption of no other sources of revenue such as consulting services revenue or revenue from government grant(s). If the Company secures additional consulting services revenue or government grants or both, then it can potentially extend its operation beyond 12 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional sources of revenue including from a new consulting services project and from a new government grant application submitted to the government. The Company plans to pursue additional non-dilutive sources of funding including new government grants as well as new consulting service projects to finance Company operations. In the event the Company would need additional external capital, the Company will explore a wide range of capital resources including venture capital, accredited equity investors and private equity firms.

Indebtedness

- Creditor: Wells Fargo (Corporate Credit Card)
  Amount Owed: $29,992.00
  Interest Rate: 7.0%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $30,044,414.40

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued, other than the Option Pool Expansion Shares (see Company Securities).

The Company determined its pre-money valuation through a comparable analysis of key metrics and its intellectual property portfolio.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.75 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.61, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  63.5%
  We will use funds raised for market and customer research, new product development and market testing.

- Inventory
  5.0%
  We will use funds raised to purchase inventory for the Company's WiRays(R) products in preparation of launch of products to market.

- Company Employment
  15.0%

We will use funds to hire key personnel for daily operations, including the following roles: Production Management, Product Line Management. Wages to be commensurate with training, experience and position.

- Working Capital
5.0%
We will use funds for working capital to cover expenses for the initial launch and IP development as well as ongoing day-to-day operations of the Company.

- Marketing
5.0%
We anticipate allocating up to 5% of the proceeds to the marketing of this round of capital raise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://lumeova.com/ (lumeova.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lumeova

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Lumeova, Inc.

[See attached]



Lumeova, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Lumeova, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 23, 2024

LUMEOVA, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & Cash Equivalents	148,988	639,285
Accounts Receivable	-	-
Other Current Assets	-	19,750
Total Current Assets	148,988	659,035
Non-Current Assets:		
Fixed Assets - Net	-	-
Intangible Assets - Net	584,340	365,773
Other Non-Current Assets	4,323	4,323
Total Non-Current Assets	588,662	370,096
TOTAL ASSETS	737,650	1,029,131
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	5,485	1,534
Other Current Liabilities	-	-
Total Current Liabilities	5,485	1,534
Non-Current Liabilities:		
	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	5,485	1,534
EQUITY		
Common Stock	80	80
Additional Paid-In Capital	129,640	98,300
Retained Earnings	602,445	929,217
TOTAL EQUITY	732,165	1,027,597
TOTAL LIABILITIES AND EQUITY	737,650	1,029,131

LUMEOVA, INC. STATEMENT OF OPERATIONS
See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenues		
Service Revenue	813,177	1,973,005
Cost of Services	452,080	836,175
Gross Profit	361,097	1,136,831
Operating Expenses		
Payroll	97,940	98,034
General & Administrative	472,329	372,049
Advertising & Marketing	-	333
Total Operating Expenses	570,269	470,417
Total Income (Loss) from Operations	(209,172)	666,414
Other Expense		
Total Other Income/Expense		
Earnings Before Income Taxes, Depreciation, and Amortization	(209,172)	666,414
Amortization	114,600	40,641
Net Income (Loss)	(323,772)	625,773

LUMEOVA, INC. STATEMENT OF CASH FLOWS
See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(323,772)	625,773
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	114,600	40,641
Stock-based compensation expense	31,340	25,338
(Increase) Decrease in other current assets	19,750	(3,126)
Increase (Decrease) in accounts payable	3,951	(16,628)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	169,641	46,225
Net Cash provided by (used in) Operating Activities	(154,131)	671,998
INVESTING ACTIVITIES	-	-
Capitalized intangible assets	(333,166)	(406,415)
Net Cash provided by (used in) Investing Activities	(333,166)	(406,415)
FINANCING ACTIVITIES		
Dividends declared	(3,000)	(1,500)
Net Cash provided by (used in) Financing Activities	(3,000)	(1,500)
Cash at the beginning of period	639,285	375,202
Net Cash increase (decrease) for period	(490,297)	264,083
Cash at end of period	148,988	639,285

LUMEOVA, INC. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/22	800,000	2,964	-	375,022	377,986
Reclassification		(2,884)	2,884	-	-
Stock options vested in the prior years			70,078	(70,078)	-
Stock options vested this year			25,338		25,338
Dividends declared				(1,500)	(1,500)
Net income (loss)				625,773	625,773
Ending balance at 12/31/22	800,000	80	98,300	929,217	1,027,597
Issuance of common stock	-			-	-
Stock options vested this year	-	-	31,340		31,340
Dividends declared				(3,000)	(3,000)
Net income (loss)	-	-		(323,772)	(323,772)
Ending balance at 12/31/23	800,000	80	129,640	602,445	732,165

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Lumeova, Inc. ("the Company") was originally founded as LUMEOVA, LLC, a North Carolina incorporated LLC on May 16, 2014. The Company was subsequently converted to a Delaware Incorporated C-Corporation on December 14, 2016. The Company's headquarters is in Raleigh, North Carolina.

The Company is engaged in consulting or contracting services for a large, global semiconductor foundry corporation. The Company also plans to generate another stream of revenue from the sale of optical communication component products. Currently, there are no revenues yet from the sale of optical products, but the company anticipates futures sales as it launches new products to market. The Company will conduct a crowdfunding campaign in 2024 to raise operating capital for the growth of its optical communication business.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $148,988 and $639,285 in cash as of December 31, 2022 and December 31, 2023, respectively.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used,

and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Computer Equipment	5	6,327	(6,327)	-	-
Test Equipment	5	78,586	(78,586)	-	-
Grand Total	-	84,913	(84,913)	-	-

Capitalized Research and Development Expenses

The Company capitalizes certain costs associated with research and development activities in accordance with Accounting Standards Codification (ASC) 730, Research and Development. ASC 730 provides guidance on the accounting treatment of research and development costs incurred by entities.

Research and development expenditures that meet the criteria for capitalization under ASC 730 are capitalized as intangible assets. These capitalized costs primarily include direct external costs of materials and services consumed in research and development activities, as well as certain payroll and related costs directly attributable to such activities.

Capitalized research and development costs are recorded at cost and are amortized over their estimated useful lives, generally on a straight-line basis, once the related product or process is deemed to have reached technological feasibility and the Company believes that the related costs will be recoverable. The useful lives of these assets are determined based on management's assessment of the expected future benefits derived from the underlying technologies and products.

The Company regularly reviews capitalized research and development costs for impairment indicators. If events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, the Company assesses the recoverability of these assets and records impairment charges when necessary. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's capitalized Research & Development is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Section 174 R&D Expenditures 6/30/2022	5	406,415	(121,924)	-	284,490
Section 174 R&D Expenditures 6/30/2023	5	333,166	(33,317)	-	299,850
Grand Total	-	739,581	(155,241)	-	584,340

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by providing consulting/contracting services to a large, semiconductor foundry. The Company engineers will provide reference designs utilizing the client's semiconductor processes to assess and improve the performance of such semiconductor technologies for the client's customers.

The Company has a multi-year contract with the client for services mentioned. Prior to the beginning of each year, the parties agree on a Statement of Work (SOW) with specific deliverables for the performance year. The Company submits monthly invoices which are reviewed and approved by the client's management for payment on a monthly basis. The payment term is net 45.

The Company also plans to generate revenue from the sale of its new optical communication module products. These products are planned for sale to consumer electronics and telecom OEMs in market segments such as TVs, Video streaming dongles, wireless routers, virtual reality headsets, gaming consoles, artificial intelligence data centers and 5G/6G telecommunication infrastructure. The Company anticipates selling products either directly or via distributors to the OEMs in a B2B business model. For this revenue stream, the Company will have product specifications (data sheet) for each optical communication product sold to customers. The data sheets will specify the performance parameters of each product and the acceptance range of those performance parameters that the company will ship. The data sheets will also specifically spell out the sales terms and return policies for company products. The Company will then invoice customers upon shipment of the products based on specific sales terms.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of related expenses for independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their

intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company's primary tax jurisdictions are the United States and North Carolina. The Company has already filed its tax returns as of the date of these financials.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no existing loan obligations as of 2022 and 2023.

NOTE 6 – EQUITY

The Company has authorized 1,000,000 of common shares with a par value of $0.0001 per share. 800,000 shares were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share recognition or disclosure in this report. Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has 61,800 and 71,800 stock options issued and outstanding as of December 31, 2022 and 2023, respectively.

Stock-based compensation expense related to stock options granted to employees and non-employee directors is recognized in the statement of comprehensive income over the requisite service period, which is generally the vesting period of the options.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 22, 2024, the date these financial statements were available to be issued. No transactions require disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Ultra-Fast Photonics Wireless

REASONS TO INVEST

TEAM

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[NARRATOR VO]

We used to be like you.

Streaming, gaming, uploading—blissfully unaware of the bandwidth crunch headed our way. If you haven't heard, brace yourself, this will sting.

[ALI TO CAMERA]

Imagine the world's worst traffic jam, except it's data, instead of cars.

Whether it's WiFi, 5G, bluetooth, or satellite, it's all crammed into a limited, land-locked portion of the radio wave spectrum.

And as new mobile devices consume more and more data, they're devouring the available radio bandwidth at an exponential rate! Wireless data demand is projected to increase by 10-fold over the next decade!*

So, how is the industry going to deliver this massive amount of data with limited bandwidth?!

Well, there's an almost limitless amount of bandwidth on the other end of the spectrum, just waiting to be harnessed.

[NARRATOR VO]

That's Ali, founder of Lumeova. Lumeova is a B2B company pioneering next-gen wireless communication. His team of veritable experts from Ericsson, Blackberry, and Texas Instruments dared to ask:

"What if accessing hyper-fast, secure bandwidth was as simple as walking into a room and turning on the light?"

[NARRATOR VO]

20 patents*, $8 million in lifetime consulting revenue**, and years of science-ing later, they seek to answer that with WiRays.

WiRays modules are designed to be tiny—we're talking tip of your finger tiny—connectivity powerhouses that live inside electronics like laptops, smartphones, TVs and more. They can operate in the optical spectrum, delivering blazing fiber optic speeds without the fiber.

Devices with WiRays can have potential speeds 10X faster than today's WiFi, and much faster than competing technologies like LiFi***.

Imagine walking into a room with WiRays and transitioning from 5G or WiFi to your personal, multi-gigabyte oasis—no cross talk, no sharing bandwidth, and no need to worry about hackers outside your walls. It is designed to be your own private and secure network.

[ALI TO CAMERA]

I've spent my career working on wireless communication solutions from 2G to 5G and everything in between.

WiRays is a powerful technology that can transform the way we access the internet and communicate with each other, potentially unlocking market opportunities with mobile devices, Artificial Intelligence communication, virtual reality and wireless 8K video streaming. Our long-term vision for WiRays is to enable Terabit-per-second wireless speeds.

[NARRATOR VO]

The beauty of WiRays is that it's being designed to complement 5G and WiFi, not replace them. If 5G is your reliable daily commuter and WiFi is your family SUV, then WiRays is designed to be the supercar you unleash when it's time to blow the doors off and experience face-melting speed.

Imagine hyper-immersive 8K VR experiences with near zero lag, beaming uncompressed 8K video from your phone to your TV without buffering, or exploring the holographic telepresence possibility of 6G mobile connectivity. With WiRays, we believe it's possible.

[NARRATOR VO]

This must cost an arm and a leg, right?

Au contraire. The experts at Lumeova have collectively shipped hundreds of millions of wireless devices over their careers, so they know what it takes to produce and sell on a massive scale while keeping unit costs down for manufacturers.

And with no pricey spectrum licenses for device makers to pay like with 5G...

We believe Lumeova is ready to hand electronics makers the keys to a bandwidth Bugatti.

[ALI TO CAMERA]

This raise will help bring our first-generation WiRays products to market. We aim to make our products production ready, expand our sales & marketing teams, and work hand-in-hand with customers to integrate WiRays into their product lineups.

[NARRATOR VO]

So the question isn't why invest in LUMEOVA, but why not invest in LUMEOVA?

Join Lumeova in lighting up the future of wireless. Invest today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A NORTH CAROLINA LIMITED LIABILITY COMPANY UNDER THE NAME OF "LUMEOVA, LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "LUMEOVA, LLC" TO "LUMEOVA, INC.", FILED IN THIS OFFICE ON THE SIXTH DAY OF DECEMBER, A.D. 2016, AT 3:48 O`CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF CONVERSION IS THE THIRTEENTH DAY OF DECEMBER, A.D. 2016 AT 11:59 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6240704 8100F
SR# 20166936282

Authentication: 203474573
Date: 12-08-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:48 PM 12/06/2016
FILED 03:48 PM 12/06/2016
SR 20166936282 - File Number 6240704

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY
TO A CORPORATION

Pursuant to Section 265 of the Delaware General Corporation Law, the undersigned converting limited liability company does hereby submit this Certificate of Conversion for the purposes of converting to a business corporation.

1. The jurisdiction where the limited liability company first formed is North Carolina.

2. The jurisdiction of the limited liability company immediately prior to filing this Certificate of Conversion is North Carolina.

3. The date the limited liability company was formed in North Carolina is May 16, 2014.

4. The name of the limited liability company immediately prior to filing this Certificate of Conversion is "Lumeova, LLC."

5. The name of the corporation set forth in the Certificate of Incorporation is "Lumeova, Inc."

6. This Certificate of Conversion will be effective at 11:59:59 P.M. Eastern Time on December 13, 2016.

[Signature page follows.]

27600.2-946970 v2

IN WITNESS WHEROF, the undersigned being duly authorized to sign on behalf of the converting limited liability company has executed this Certificate on the 5th day of December 2016.

LUMEOVA, LLC

By: M. Ali Khatibzadeh

Name: Mohammad A. Khatibzadeh

Title: Member

[Signature Page to Certificate of Conversion]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "LUMEOVA,

INC." FILED IN THIS OFFICE ON THE SIXTH DAY OF DECEMBER, A.D.

2016, AT 3:48 O`CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE

OF THE AFORESAID CERTIFICATE OF INCORPORATION IS THE

THIRTEENTH DAY OF DECEMBER, A.D. 2016 AT 11:59 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO

THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6240704 8100F
SR# 20166936282

Authentication: 203474573
Date: 12-08-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:48 PM 12/06/2016
FILED 03:48 PM 12/06/2016
SR 20166936282 - File Number 6240704

CERTIFICATE OF INCORPORATION
OF
LUMEOVA, INC.

FIRST: The name of the corporation is Lumeova, Inc. (the "*Corporation*").

SECOND: The address of the Corporation's registered office in the State of Delaware is 3500 South DuPont Highway, in the City of Dover, Kent County, Delaware 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares that the Corporation shall have authority to issue is one thousand (1,000), each with a par value of $0.0001. The Corporation is authorized to issue one class of stock to be designated "Common Stock".

FIFTH: The name and mailing address of the incorporator are as follows:

Mohammad A. Khatibzadeh   1017 Main Campus Dr., Suite 2300
Raleigh NC 27606

SIXTH: Unless and except that the bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

SEVENTH: To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no present or former director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

EIGHTH: The Corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact such person is or was a director, officer or employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in

settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permitted by law, and the Corporation may adopt bylaws or enter into agreements with any such person for the purpose of providing for such indemnification.

NINTH: The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

TENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise.

ELEVENTH: This Certificate of Incorporation will be effective at 11:59:59 P.M. Eastern Time on December 13, 2016

[Signature page follows.]

The undersigned incorporator hereby acknowledges that the foregoing Certificate of Incorporation is his act and deed.

Dated: <u>December 5</u>____, 2016

<u>M. Ali Khatibzadeh</u>
Mohammad A. Khatibzadeh, Incorporator



NORTH CAROLINA
Department of the Secretary of State

To all whom these presents shall come, Greetings:

I, Elaine F. Marshall, Secretary of State of the State of North Carolina, do hereby certify the following and hereto attached to be a true copy of

CONVERSION

OF

LUMEOVA, LLC

the original of which was filed in this office on the 13th day of December, 2016.





Scan to verify online.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal at the City of Raleigh, this 13th day of December, 2016.

Elaine F. Marshall

Secretary of State

SOSID: 1379761
Date Filed: 12/13/2016 5:27:00 PM
Elaine F. Marshall
North Carolina Secretary of State
C2016 341 00896

ARTICLES OF CONVERSION

Pursuant to §57D-9-32 of the General Statutes of North Carolina, the undersigned converting business entity does hereby submit these Articles of Conversion for the purpose of converting to a different business entity.

1. The name of the converting business entity is Lumeova, LLC.

2. The converting business entity is a domestic limited liability company.

3. The mailing address of the converting business entity prior to the conversion is 1017 Main Campus Dr., Suite 2300, Raleigh, Wake County, North Carolina 27606.

4. The name of the resulting business entity is Lumeova, Inc.

5. The resulting business entity is a foreign corporation.

6. The organization and internal affairs of the resulting business entity are governed by the laws of the state of Delaware.

7. The resulting business entity is not authorized to transact business or conduct affairs in this State. The mailing address of the resulting business entity is 1017 Main Campus Dr., Suite 2300, Raleigh, Wake County, North Carolina 27606. The resulting business entity will file a statement of any subsequent change in its mailing address with the North Carolina Secretary of State.

7. A Plan of Conversion has been approved by the converting business entity as required by law.

8. These articles will be effective at 11:59:59 P.M. on December 13, 2016.

[Signature page follows.]

27600.2-946981 v3

This the 5th day of December 2016.

LUMEOVA, LLC

By: M. Ali Khatibzadeh

Name: Mohammad A. Khatibzadeh

Title: Member

[Signature Page to Articles of Conversion]

Delaware

The First State

    I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "LUMEOVA, INC.", FILED

IN THIS OFFICE ON THE SIXTEENTH DAY OF MAY, A.D. 2024, AT 9:48

O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6240704 8100

SR# 20242181166

Authentication: 203496150

Date: 05-16-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

DocuSign Envelope ID: E315068D-700D-4882-A947-64034FE1DF57

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:48 AM 05/16/2024
FILED 09:48 AM 05/16/2024
SR 20242181166 - File Number 6240704

**CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
LUMEOVA, INC.**

Lumeova, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "*DGCL*"), does hereby certify that:

1.   The name of the Corporation is Lumeova, Inc. and that this corporation was originally incorporated pursuant to the DGCL on December 13, 2016.

2.   Resolutions were duly adopted by written consent of the Board of Directors of the Corporation setting forth a proposed amendment of the Certificate of Incorporation (as set forth below), declaring said amendment to be advisable and directing that said amendment be submitted to the stockholders of the Corporation for consent, authorization and approval:

(a)   Article FOURTH of the Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

"Effective immediately upon the filing of this Certificate of Amendment to Certificate of Incorporation, as amended, with the Secretary of State of the State of Delaware (the "*Effective Time*"), the total number of shares that the Corporation shall have authority to issue is Twenty-Four Million Seven Hundred Seventy Thousand Three Hundred Forty-Six (24,770,346), each with a par value of $0.0001. The Corporation is authorized to issue Common Stock.

The shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Company immediately prior to the Effective Time are reclassified into a larger number of shares such that each one (1) share of issued Common Stock immediately prior to the Effective Time is reclassified into twenty (20) shares of Common Stock. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction to which such holder would otherwise be entitled multiplied by the fair value of a share of Common Stock, as determined by the board of directors of the Corporation, immediately following the Effective Time.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and

027600.0001-3994897v1

without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time), provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, either a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified or evidence that the Corporation's transfer agent has registered in electronic or "book entry" format the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified."

3.   Pursuant to a resolution of the Corporation's Board of Directors, this Certificate of Amendment has been submitted and consented to and authorized by the holders of a majority of the issued and outstanding stock entitled to vote and a majority of the issued and outstanding stock of each class entitled to vote by written consent given in accordance with the provisions of Sections 242(b) and 228 of the General Corporation Law of the State of Delaware.

4.   This Certificate of Amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Signature page follows]

DocuSign Envelope ID: E315068D-700D-4882-A947-64034FE1DF57

IN WITNESS WHEREOF, Lumeova, Inc. has caused this Certificate of Amendment to be executed by the undersigned officer, on this the 15th day of May 2024.

LUMEOVA, INC.

By: _Mohammad A. Khatibzadeh_

Mohammad A. Khatibzadeh
President and Chief Executive Officer

[Signature Page to Certificate of Amendment]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

From:	Ali Khatibzadeh
Sent:	Sunday, May 19, 2024 1:27 PM
To:	Johnny Shepherd
Subject:	TTW Email draft

Thanks Johnny. Looks good. Here is my edited version with the TTW disclaimer added. Let me know what you think.

Ali

Dear Friends,

We recently unveiled WiRays®, our ultra-fast wireless optical communication technology designed to accelerate wireless data speeds by 10X over latest WiFi (visit https://lumeova.com , https://linkedin.com/company/lumeova). We have developed our technology over the past 8 years funded by government grants and proceeds from over $8M of consulting business. Our R&D efforts have yielded **20 patents** with more in the pipeline.   What is most exciting is that we have a long-term roadmap for WiRays® to reach Tera-bit-pe-second (Tbps) speeds over the next few years! We truly believe it can deliver **fiber optic speed without the fiber**! WiRays® is not meant to compete with WiFi and 6G but envisioned to work with them to offer consumers a ubiquitous service in term of range and speed.   Wireless optical technology is on the roadmaps of both IEEE and 6G standardization bodies and we hope to play a major role in realizing its vast potentials.

We are now scaling up our efforts to launch our first-generation WiRays® products to market by 2025.   To enable this, we are considering raising our first round of capital by **offering equity investment in LUMEOVA via StartEngine.** You are receiving this email as part of of our "loyalty group" of friends and industry partners. This offers you an additional 10% equity bonus on top of the 10% reservation bonus and other bonuses outlined in our campaign page (see https://www.startengine.com/offering/lumeova).

We hope that your join and support us in our exciting journey to **the new wireless frontiers**. Stay tuned for more updates on our plans.

Best,
Ali

Ali Khatibzadeh
Founder & CEO
LUMEOVA

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

From: Johnny Shepherd johnny.shepherd@lumeova.com
Sent: Sunday, May 19, 2024 10:51 AM

Johnny Shepherd

From:	Johnny Shepherd
Sent:	Sunday, May 19, 2024 4:14 PM
To:	Johnny Shepherd
Subject:	Update regarding WiRays

Dear Friends,

As you may have seen from a recent LinkedIn update, I joined some former colleagues at Lumeova (Lumeova Webpage, LinkedIn Page) last year and we recently unveiled WiRays®, our ultra-fast wireless optical communication technology designed to provide **fiber optics speeds without the fiber**!

Lumeova has developed WiRays® technology over the past 8 years – funded by government grants and consulting proceeds of over $8M. These R&D efforts have yielded **20 patents** with more in the pipeline. Most exciting is the long-term roadmap for WiRays® to reach **Terabits-per-second (Tbps)** over the next few years!

We are now scaling up our efforts to launch our first-generation WiRays® products to market by 2025. To enable this, we are considering raising our first round of capital by **offering equity investment in LUMEOVA** via StartEngine. You are receiving this email as part of our "loyalty group" of friends, family, and industry partners. This offers you an additional 10% equity bonus on top of the 10% reservation bonus and other bonuses outlined in our campaign page*. See our StartEngine page for details!

https://www.startengine.com/offering/lumeova

We hope that you join and support us in our exciting journey to **the new wireless frontiers**. Stay tuned for more updates on our plans.

Thanks,
Johnny

Johnny Shepherd
VP Product Management & Strategy
LUMEOVA

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

* Loyalty reward applies only to the email recipient when signed on with StartEngine.com using the same email address.

CONFIDENTIALITY NOTICE: *This message is intended only for the use of the individual or entity to which it is addressed, and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of the message is not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited. If you have received this communication in error, please reply to the sender immediately*

linkedin.com/feed/update/urn:li:share:7195877593772949507/

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Ali Khatibzadeh
President & CEO at LUMEOVA
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Ali Khatibzadeh • You
President & CEO at LUMEOVA
now •

LUMEOVA is unveiling WiRays®, a wireless optical communication technology designed to deliver 10X speed over WiFi!

After years of intensive R&D, we are pleased to announce that we are taking the wraps off WiRays®, an innovative wireless optical communication technology that we believe will enable fiber optic speeds without the fiber!

LUMEOVA has uniquely funded development of WiRays® with a combination of grants and proceeds of $8M consulting revenue to date. This has enabled us to complete the early design and development stages with non-dilutive funding and build a strong IP portfolio of 20 patents. We are now planning to shift into next gear and aim to launch first generation WiRays® products to market by 2025. To achieve this, we are considering raising our first round of capital via StartEngine using the crowdfunding (Reg CF) process.

Reserve now at: https://lnkd.in/ekeqjhVH

Disclaimer: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


LUMEOVA
New Wireless Frontiers
WiRays

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LUMEOVA
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2h · 🌐

⋯

LUMEOVA is unveiling WiRays®, a wireless optical communication technology designed to deliver 10X speed over WiFi!

After years of intensive R&D, we are pleased to announce that we are taking the wraps off WiRays®. WiRays® is a novel wireless optical technology that we believe enables fiber optic speeds without the fiber!

LUMEOVA has uniquely funded development of WiRays® with a combination of grants and proceeds of $8M consulting revenue to date. This has enabled us to complete the early design and development stages with non-dilutive funding and build a strong IP portfolio of 20 issued patents. We are now planning to shift into next gear and aim to launch first generation WiRays® products to market by 2025. To achieve this, we are considering raising our first round of capital via StartEngine using the crowdfunding (Reg CF) process.

Reserve now at: https://lnkd.in/ekeqjhVH

Disclaimer: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



From: **LUMEOVA** info@lumeova.com
Subject: LUMEOVA WiRays: Fiber Optic Speeds Without the Fiber
Date: May 9, 2024 at 6:01 PM
To: johnny.shepherd@lumeova.com

View this email in your browser





*The above is a prototype of a future product.
The product is still currently under development and is not yet available on the market.

Dear Friends,

As you well know, demand for wireless data communication is growing by leaps and bounds and Artificial Intelligence (AI) communication is further accelerating this trend. This is putting tremendous burden on wireless network and it is not going to get any easier. **For the past few years, we at LUMEOVA have been working passionately on a new and exciting technology designed to enable wireless connectivity at lighting speeds!** Imagine fiber optic speeds without the fiber!

We are talking about potential for 10X faster speeds than WiFi and a roadmap to reach **terabits-per-second** data rates in the next few years. WiRays® can unleash the vast potential of the optical spectrum for ultra-fast, mobile communications.

We have funded development of WiRays® with non-dilutive government grant

We have funded development of WiRays® with non-dilutive government grant
and proceeds from over $8M of consulting revenue to-date. With **20 patents issued** and tremendous progress made, I am pleased to say that we are now taking the wraps off of WiRays® and plan to accelerate our efforts to launch our first-generation products to market and commercialize the technology.

To fund our growth plans, we are considering raising our first round of capital by **offering equity investment opportunities in LUMEOVA** through StartEngine. You have been selected as part of the company's network of friends and supporters to preview our investment opportunity and indicate yo potential interest through the StartEngine platform. If you choose to reserve shares and follow through with an actual investment, you can receive **additional bonus shares** in addition to other perks available for potential investors.

https://www.startengine.com/offering/lumeova

Stay tuned for more updates on our plans and how you can be part of this exciting revolution in wireless communications with LUMEOVA and WiRays®!

Best regards,
Ali Khatibzadeh
Founder & CEO
LUMEOVA

RESERVE EQUITY TODAY

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF TH PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATIO OF INTEREST.


LUMEOVA



 



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LUMEOVA is taking reservations for a possible, upcoming round. Join the waitlist today.

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RESERVE NOW

GET A PIECE OF LUMEOVA

Ultra-Fast Wireless Connectivity

LUMEOVA is developing ultra-fast wireless connectivity utilizing patented optical technology. LUMEOVA WiRays® aims to ensure dedicated, secure connectivity, surpassing WiFi speeds with tens of Gigabits-per-second performance.

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

LUMEOVA
Ultra-Fast
Wireless
Connectivity
*The above is a prototype of a future product.
-The product is still currently under development and is not yet available in the market

$18,084.44 Reserved

OVERVIEW ABOUT REWARDS DISCUSSION INVESTING FAQS

Reserve Now

RESERVED	INVESTORS
$18,084.44	13

REASONS TO INVEST

- Multi-billion dollar potential market opportunities in Artificial Intelligence communications, Smart TVs, 5G/6G mobile devices, & Virtual Reality gear. Anything with WiFi today could also have WiRays® in the future.
- LUMEOVA's WiRays® products have the potential to offer fiber optic speeds without the fiber. We believe WiRays can securely deliver speeds 10X over today's WiFi with a roadmap to reach Terabits-per-second.
- Our consulting business has generated $8M+ lifetime non-dilutive revenue (2016-2023) with proceeds invested into WiRays® development, fueled by industry expertise & innovation with 20 patents for our technology.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TEAM

Mohammad Ali Khatibzadeh • Founder & CEO

Dr. M. Ali Khatibzadeh has a successful track record in the wireless communications industry leading the development and market launch of products with millions of units shipped worldwide at Texas Instruments, Ericsson, and Anadigics. He founded LUMEO...

Read More

Bill Croughwell • Head of Systems

Bill has a true systems view with 40 years in embedded architecture work on all levels of hardware and software. He has led systems at GE, Ericsson, and RIM/Blackberry. He is an expert in 2G-5G, Bluetooth, IoT, and semiconductor IC design. With expertise in ...

Read More

Charley Wilson • Director of Engineering

Charley, with a PhD from NC State, specializes in wireless ICs and systems. He leads LUMEOVA's engineering team, focusing on high-speed wireless and optical connectivity. Charley is an expert in semiconductor and system-level design, and software ...

Read More

 

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THE PITCH

Fiber Optic Speed Without the Fiber



The above is a depiction of a future product. The product is still currently under development and is not yet available on the market.

The demand for wireless data is expected to increase by 10X over the next decade, fueled by the surge in Artificial Intelligence processing, enhanced mobile device connectivity, 8K+ video streaming, Virtual Reality, and gaming.[1] However, the wireless industry is struggling to meet this demand, given that only a few GHz of radio spectrum is available for technologies such as 5G cellular and WiFi.

Global Mobile Network Data Traffic (EB per month)



*Source

Introducing our anticipated WiRays®. At LUMEOVA, we're rewriting the rules of wireless connectivity by seeking to tap into the vast optical spectrum (300,000 GHz bandwidth!). We're challenging traditional thinking, and crafting powerful optical transceiver technology that can enable ultra-fast wireless communication. With patented products and innovative tech, we're aiming to offer fiber optic speeds without the fiber, potentially opening doors to new use cases and revolutionizing communication paradigms. Led by a team of industry-leading experts, WiRays® is being developed for high-volume, low-power mobile devices.

THE OPPORTUNITY

The Path to Terabit-Per-Second Connectivity

In a world hungry for data, existing wireless solutions struggle to keep pace, especially in high-demand sectors like AI communications, 8K+ video streaming, and VR/gaming. LUMEOVA aims to tackle this head-on with WiRays®, leveraging vast, untapped, license-free optical spectra. With over 300,000 GHz of bandwidth available compared to <6GHz in radio bands, our technology has the potential to be ultra-fast, eliminating communication bottlenecks. Our vision? To hopefully shift the conversation from gigabytes to terabytes, ensuring secure, seamless, interference-free communication.

WiRays® Can Complement WiFi and 5G/6G

- WiRays® is envisioned to work seamlessly with 5G and WiFi
- WiRays® is not intended as a replacement for WiFi or 5G


100 Gbps+
100 Gbps+
100 Gbps+
100 Gbps+

**The above is a prototype of a future product. The product is still currently under development and is not yet available on the market.*

Our business model is to work with tier-1 ecosystem partners and focus on selling our high-tech products to electronics giants, which we believe will ensure widespread adoption across multiple market segments. We aim to bring our products to market and generate revenue in the next 12-24 months by enabling fiber optic speeds *without the fiber*, revolutionizing modern connectivity.

Mobile, wireless connectivity at 10–100+ Gbps



Small size



**The above is a prototype of a future product. The product is still currently under development and is not yet available on the market.*

THE MARKET & OUR TRACTION

Charting the Course for Strategic Expansion

Projected Market Growth

$260 Billion

Projected AI Chipset Market by 2032

$307.2 Billion

Projected
Smart TV Market by
2029

$142.5 Billion

Projected AR and VR
Headset Market by
2032

*Source | Source | Source

LUMEOVA plans to capitalize on the market growth of several sectors like AI processing communication, mobile connectivity including mobile phones, Smart TVs, Virtual Reality (VR) & Gaming, and 5G/6G infrastructure. With the projected AI chipset market expected to reach $260 billion, the projected Smart TV market expected to reach $307 billion, and the AR and VR headset market expected to reach $142.5 billion, we believe the opportunities are imminent.[2,3,4]

Our traction is fueled by a combination of government grants and revenue from our semiconductor consulting business, **generating over $8 million since 2017**. With new cutting-edge products anticipated to launch by 2025 and a commitment to high-volume commercial production, we believe that LUMEOVA is on the brink of disrupting the industry.

WHY INVEST

Step Into the Future of Connectivity

Aiming to Bring First Gen WiRays® Products to Market by 2025

- WiRays® Photonics Modules
- High Impact Products solving problems in high-growth markets
- Scalable in Data Rate (10-100+ Gbps)
- Small Form Factor, Low Power
- Commercial relationships with global high-volume semiconductor suppliers
- Multiple modules per customer product unit





The above is a prototype of a future product. The product is still currently under development and is not yet available on the market.

You're invited on a journey to redefine the future of connectivity with LUMEOVA. By backing us, you're fueling the completion of our first-generation WiRays® optical modules, which we believe will redefine wireless communication. Proceeds from this round of funding will propel us toward product qualification and market readiness, with a sharp focus on customer-centric development.

As we gear up for the 2024-2025 milestones – our goals of launching first-generation products, developing reference designs with ecosystem partners, and securing customer design wins – now's your chance to invest.

Invest in LUMEOVA today and help us shape the future of connectivity.

ABOUT

HEADQUARTERS

3801 Lake Boone Trl Ste. 440
Raleigh, NC 27607-2970

WEBSITE

View Site

LUMEOVA is developing ultra-fast wireless connectivity utilizing patented optical technology. LUMEOVA WiRays® aims to ensure dedicated, secure connectivity, surpassing WiFi speeds with tens of Gigabits-per-second performance.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into LUMEOVA.

$498

Reservation Bonus

As you reserved shares in Lumeova, you are eligible for 10% additional bonus shares.

Select

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